Filed Pursuant To Rule 433

Registration No 333-286293

September 24, 2025

Q3 2025 Grayscale Allocating to Crypto with GDLC

For Investment Professional Use Only
info@grayscale.com 866-775-0313

Allocating to Crypto with GDLC

GRAYSCALE

Crypto In Your Portfolio

Building a well-diversified portfolio has gotten harder, due to more narrowly concentrated returns in traditional assets, changing correlations, and macro risks. Grayscale believes the crypto asset class can be part of the solution.

Just like in other asset classes, many investors may prefer a diversified and index-based approach to crypto. This avoids the need to select specific cryptocurrencies and offers a portfolio that remains allocated to the largest assets by market cap. **The Grayscale CoinDesk Crypto 5 ETF** (ticker: GDLC) is the first diversified crypto ETP in the U.S. market and may be the right solution for investors seeking a more streamlined crypto allocation.

The Grayscale CoinDesk Crypto 5 ETF (GDLC) is among the first investment vehicles solely invested in, and deriving value from, a basket of large cap digital assets in the form of a security while avoiding the challenges of buying, storing, and safekeeping those digital assets directly. GDLC tracks the five largest and most-liquid cryptocurrencies, capturing 90% of crypto's total investable market cap*.

GDLC (the "Fund"), an exchange traded product, is not registered under the Investment Company Act of 1940 (or the '40 Act) and therefore is not subject to the same regulations and protections as '40 Act registered ETFs and mutual funds. An investment in the Fund involves significant risk, including possible loss of principal. The Fund holds cryptocurrencies; however, an investment in the Fund is not a direct investment in cryptocurrencies.

Diversified Exposure To Core Cryptocurrencies

Blockchain technology is reshaping how we think about money and finance. Bitcoin was the first cryptocurrency and remains the largest and most well-known, but the applications of blockchain technology extend well beyond this use case. Stablecoins, tokenized assets, and decentralized finance are all important use cases starting to see mainstream adoption.

A diversified large-cap index fund aims to provide exposure to the most important innovations in blockchain technology without the need for extensive research. Moreover, the index's dynamic rebalancing means the fund continuously and accurately reflects the evolving market leadership in crypto, giving you access to emerging opportunities.

Exhibit 1

One-Stop Crypto Solution

The **Grayscale CoinDesk Crypto 5 ETF** (GDLC) Tracks The Five Largest And Most-Liquid Cryptocurrencies, Capturing 90% Of Crypto's Total Investable Market Cap.


$ / Share
70
60
50
GDLC NAV
Crypto Investable Market Cap
$bn
4,500
4,000
3,500
3,000

Source: Bloomberg, FTSE/Russell, Artemis, Grayscale Investments. Data as of August 31, 2025.. Past performance not indicative of future results. The performance data quoted represents past performance and is no guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent Quarter-End Performance and Month-End Performance, please call 866-775-0313 or visit the Fund’s website at etfs.grayscale.com/gdlc. The performance table shows the Funds performance for the time periods shown from inception to 8/31/2025. The Funds performance prior to 9/19/2025 is based on market determined prices on the OTCQX marketplace and on the Funds performance without an ongoing share creation and redemption program. Prior to 9/19/2025, the Funds shares traded at both premiums and discounts to the value of the Funds assets, less its expenses and other liabilities, which at times were substantial, in part due to the lack of an ongoing redemption program. Effective as of 9/19/2025, the Fund established an ongoing share creation and redemption program and the shares of the Fund were listed to NYSE Arca. Hence, the Funds returns for periods prior to 9/19/2025 are not directly comparable to, and should not be used to make conclusions in conjunction with, the Funds performance for periods subsequent to 9/19/2025. GDLC NAV Crypto Investable Market Cap $bn 4,500 4,000 3,500 3,000 2,500 2,000 1,500 1,000 500 0 $ / Share 70 60 50 40 30 20 10 0 2018 2019 2020 2021 2022 2023 2024 2025 GDLC: A Track Record Crypto is a unique, high volatility alternative asset class that may help improve risk-adjusted returns when added to traditional portfolios. Since inception, the Fund has generated annualized returns of approximately 33%, translating to a cumulative return   of more than five times the initial investment. Though this performance has been accompanied by annualized volatility of around 72%1 and past performance is not a guarantee of future results. Source: Grayscale and CoinDesk as of 8/29/2025. Largest and most liquid assets reflect eligibility for U.S. exchange and custody accessibility and U.S. dollar or U.S. dollar related trading pairs. Exclusions include stablecoins, memecoins, gas tokens, privacy tokens, wrapped tokens, staked assets, or pegged assets. Largest is defined by circulating supply market capitalization, and most liquid is defined by 90-day median daily valued traded. info@grayscale.com 86620250923-4739801 775-0313 Allocating to Crypto with GDLC info@grayscale.com 866-775-0313 Exhibit 2 Dynamic rebalancing helps GDLC navigate evolving crypto market GDLC has been an effective way to capture shifts in the crypto market over time. Since it’s inception , GDLC has produced higher returns than all of its original holdings – except for Bitcoin and Ether - and has shown lower  volatility than all but Bitcoin. Source: Bloomberg, Artemis, Grayscale Investments. Returns based on monthly data from April 2018 through August 2025. GDLC returns based on net asset value (NAV). Past performance not indicative of future results.

The performance data quoted represents past performance and is no guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent Quarter-End Performance and Month-End Performance, please call 866-775-0313 or visit the Fund’s website at etfs.grayscale.com/gdlc. The chart includes the Fund’s performance for the time periods shown from 4/2018 to 8/31/2025. The Fund’s performance prior to 9/19/2025 is based on market-determined prices on the OTCQX marketplace and on the Fund’s performance without an ongoing share creation and redemption program. Prior to 9/19/2025, the Fund’s shares traded at both premiums and discounts to the value of the Fund’s assets, less its expenses and other liabilities, which at times were substantial, in part due to the lack of an ongoing redemption program. Effective as of 9/19/2025, the Fund established an ongoing share creation and redemption program and the shares of the Fund were listed to NYSE Arca. Hence, the Fund’s returns for periods prior to 9/19/2025 are not directly comparable to, and should not be used to make conclusions in conjunction with, the Fund’s performance for periods subsequent to 9/19/2025. Equally important, the Funds performance was not highly correlated with equity returns. While GDLCs correlation to traditional assets was similar to that of commodities, its performance told a different story delivering returns over 15 times higher than commodities. A low correlation to traditional asset returns is what makes the crypto asset class a compelling portfolio diversifier. With that said, past performance is no guarantee of future returns. Exhibit 3 Low correlation between GDLC returns and US equities Due to its strong historical returns and low correlation with traditional investments, adding GDLC in previous market environments, could have boosted both returns  and the portfolio s risk adjusted performance, though with increased portfolio risk. Excess returns. Source: Bloomberg, Grayscale Investments. Correlation of monthly returns from March 2018 through August 2025. GDLC returns based on NAV. Additional indices include MSCI All Country World Index. Bloomberg High Yield Bond Index. Bloomberg Investment Grade Corporate Bond Index, and SA&/GSCI. Past performance not indicative of future results. Indexes are unmanaged and it is not possible to invest in an index. Corr. 1.0 0.9 0.8 0.7 0.6 0.5 0.4 0.3 0.2 0.1 0.0 S&P 500 Nasdaq 100 International Stocks High Yield Corporate Bonds Investment Grade Corporate Bonds Commodities Grayscale CoinDesk Crypto 5 ETF When incorporating crypto into portfolios, a little goes a long way. Conventional portfolio optimization techniques suggest an allocation of about 5% could maximize expected risk-adjusted returns. Adding Crypto Exposure to a Diversified Portfolio Adding crypto exposure to a diversified portfolio may help improve returns, reduce risk, or both. That means it could potentially take the place of other investments that serve a similar purpose like gold, other commodities, small-cap or international stocks, or even certain tech stocks. Exposure to crypto might also be a substitute for some private market investments, such as private equity, venture capital, or infrastructure with the added benefit of greater liquidity, since crypto can typically be bought and sold more easily than those private assets. 1 Source: Bloomberg, Grayscale Investments. Data as of August 31, 2025

Grayscale Important Information Grayscale CoinDesk Crypto 5 ETF (“GDLC” or the “Fund”) has filed a registration statement (including a prospectus) with the SEC for its offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents the Fund has filed with the SEC for more complete information about such Fund and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you such prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Prior to 9/19/2025, shares of the Fund were offered only in private placement transactions exempt from registration under the Securities Act of 1933 and were quoted on the OTCQX® Best Market. GDLC did not have an ongoing share creation and redemption program. Effective as of the open of business on 9/19/2025, the shares of the Fund were listed to NYSE Arca as an exchange-traded product, GDLC established an ongoing share creation and redemption program and the shares are being offered on a registered basis pursuant to a Registration Statement on Form S-3. Prior to 9/19/2025, the Fund did not meet its investment objective and its shares traded at both premiums and discounts to such value, which at times were substantial, in part due to the lack of an ongoing redemption program. Furthermore, the Fund’s performance prior to 9/19/2025 is based on market-determined prices on the OTCQX, while the Fund’s performance following such date is based on market-determined prices on NYSE Arca. As a result, the Fund’s historical data prior to 9/19/2025 is not directly comparable to, and should not be used to make conclusions in conjunction with, the Fund’s performance following that date. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Fund. The value of the Fund relates directly to the value of the underlying digital assets, the value of which may be highly volatile and subject to fluctuations due to a number of factors. Cryptocurrency, as an asset class, is highly volatile, can become illiquid at any time, and is for investors with a high risk tolerance. Cryptocurrency may also be more susceptible to market manipulation than securities. It is not extensively regulated, but future regulation is possible. The CoinDesk 5 Index tracks the performance of the five largest and most liquid digital assets included in the CoinDesk 20 Index. COINDESK(R) and the Fund’s applicable reference rate (the”Index”) are trade or services marks of CoinDesk Indices, Inc. (with its affiliates, including CC Data Unlimited, “CDI”), and/or its licensors. CDI or CDI’s licensors own all proprietary rights in the Index. CDI is not affiliated with Grayscale and does not approve, endorse, review, or recommend the Fund. CDI does not guarantee the timeliness, accurateness, or completeness of any data or information relating to any Index and shall not be liable in any way to Grayscale, investors in or holders of any of the Fund or other third parties in respect of the use or accuracy of any Index or any data included therein. Foreside Fund Services, LLC is the Marketing Agent and Grayscale Investments Sponsors, LLC is the Sponsor of GDLC.

Interested in how crypto fits in a diversified portfolio or want to learn more about GDLC? Contact a Grayscale consultant at 866.755.0313 or info@grayscale.com. Fund Name Ticker Grayscale CoinDesk Crypto 5 ETF GDLC For Investment Professional Use Only info@grayscale.com 866-775-0313

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.